UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of report (Date of earliest event reported): January 24, 2007

McDONALD'S CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	**(Commission File Number)**	**(IRS Employer Identification No.)**

**One McDonald's Plaza
Oak Brook, Illinois**
(Address of Principal Executive Offices)

60523
(Zip Code)

(630) 623-3000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On January 24, 2007, McDonald's Corporation (the "Company") issued an investor release reporting the Company's fourth quarter and 2006 year-end results. A copy of the related investor release is being filed as Exhibit 99.1 to this Form 8-K and is incorporated by reference in its entirety. The information furnished under this Item 2.02, including such Exhibit, shall be deemed to be "filed" for purposes of the Securities Exchange Act of 1934, as amended. Also filed herewith and incorporated herein by reference as Exhibit 99.2 is supplemental information for the quarter and year ended December 31, 2006.

Item 9.01. Financial Statements and Exhibits.

(d) *Exhibits.*

99.1   Investor Release of McDonald's Corporation issued January 24, 2007:
        McDonald's Reports Record Results for 2006

99.2   McDonald's Corporation: Supplemental Information, Quarter and Year Ended December 31, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: January 24, 2007

By: /s/ David M. Pojman

David M. Pojman
Corporate Senior Vice President –
Controller

Exhibit Index

Exhibit No. 99.1   Investor Release of McDonald's Corporation issued January 24, 2007:
McDonald's Reports Record Results for 2006

Exhibit No. 99.2   McDonald's Corporation: Supplemental Information, Quarter and Year Ended December 31, 2006

Exhibit 99.1



Investor Release
FOR IMMEDIATE RELEASE   **FOR MORE INFORMATION CONTACT:**
1/24/07   *Investors:* Mary Kay Shaw, 630-623-7559
                                                                                    Media: Lisa Howard, 630-623-5044

McDONALD'S REPORTS RECORD RESULTS FOR 2006

OAK BROOK, IL — McDonald's Corporation reported diluted earnings per share of $1.00 for the quarter and $2.83 for the year, reflecting strong operating results around the world.

Chief Executive Officer Jim Skinner commented, "McDonald's is delivering the strongest business results in 30 years. Our double-digit earnings growth for both the fourth quarter and full year reflects the success of our Plan to Win. We are serving more customers around the clock and around the world in more relevant ways than ever before. McDonald's is enhancing the customer experience through menu choice, variety and value, all served in a contemporary restaurant environment. We begin 2007 from a position of strength and I am confident we will continue to deliver sustained profitable growth well into the future."

McDonald's reported the following fourth quarter highlights:

- Revenues increased 11% (7% in constant currencies) driven by a global comparable sales increase of 6.3%

- Company-operated and franchised restaurant margins improved in all geographic segments for the fourth consecutive quarter

- Operating income increased 21% (17% in constant currencies)

- Earnings per share were $1.00, including $0.61 per share of income from continuing operations – a 30% increase compared with the prior year's results – and a gain of $0.39 per share related to the Chipotle disposition

Full year 2006 highlights include:

- Global comparable sales rose 5.7%

- Revenues and operating income reached record highs of $21.6 billion and $4.4 billion, respectively

- The Company returned nearly $5 billion to shareholders through shares acquired and dividends paid

Skinner continued, "McDonald's U.S. business marked its fourth consecutive year of comparable sales increases and higher profitability. Our strategic focus on serving customers an effective balance of new menu items, premium products and everyday value in convenient, contemporary locations continued to drive results.

"Europe also generated strong results for the year as the countries focused on delivering locally relevant products and promotions and communicating the strengths of the McDonald's brand. Europe's momentum continued during the fourth quarter with increasing customer traffic and robust comparable sales fueling the segment's performance. I am pleased with the progress we made in Europe throughout 2006, and I am confident we will build on these results in 2007.

"During 2006, we demonstrated our ongoing commitment to enhancing shareholder value with several notable events. We increased our annual dividend by nearly 50% to $1.00 per share, returned nearly $5 billion to shareholders through dividends and shares acquired, and completed the disposition of our ownership interest in Chipotle Mexican Grill. In addition, we fulfilled our commitment to reduce shares outstanding by about 5% by the end of 2006.

"We will continue to maintain financial discipline, investing capital where we expect to generate strong returns over the long term. In 2007, we plan to invest about $1.9 billion of capital to open about 800 new McDonald's restaurants and to reinvest in our existing locations. We also remain intent on optimizing our restaurant ownership mix by continuing to pursue our developmental license strategy and by reducing the percentage of Company-operated restaurants in certain of our major markets.

"Our convenient locations and commitment to operations excellence position us to maximize the opportunities in the global marketplace. As we begin the new year, we will continue to leverage our strengths by delivering a relevant restaurant experience that resonates with customers and enhances brand loyalty."

KEY HIGHLIGHTS – CONSOLIDATED
Dollars in millions, except per share data

Quarters ended December 31,	2006	2005	% Inc	Currency Translation Benefit	% Inc Excluding Currency Translation
Revenues	$5,633.9	$5,061.2	11	$ 200.0	7
Operating income	1,124.6	927.6	21	36.9	17
Income from continuing operations	761.2	604.8	26	21.7	22
Net income*	1,241.5	608.5	n/m	21.7	n/m
Earnings per share from continuing operations—diluted	0.61	0.47	30	0.01	28
Earnings per share—diluted*	1.00	0.48	n/m	0.01	n/m

n/m Not meaningful

Years ended December 31,	2006	2005	% Inc	Currency Translation Benefit	% Inc Excluding Currency Translation
Revenues	$21,586.4	$19,832.5	9	$ 271.5	7
Operating income	4,445.1	3,992.5	11	28.5	11
Income from continuing operations	2,873.0	2,586.4	11	17.9	10
Net income*	3,544.2	2,602.2	36	17.9	36
Earnings per share from continuing operations—diluted **	2.30	2.03	13	0.02	12
Earnings per share—diluted*	2.83	2.04	39	0.01	38

* In 2006, we disposed of our entire investment in Chipotle Mexican Grill (Chipotle) via public stock offerings and a tax-free exchange for McDonald's common stock and as a result, have reflected Chipotle's results of operations and transaction gains as discontinued operations. Fourth quarter 2006 earnings included $480.3 million or $0.39 per share of income from discontinued operations, primarily related to a gain on the Chipotle exchange. Full year 2006 earnings included $671.2 million or $0.53 per share of income from discontinued operations, primarily related to gains on the Chipotle IPO, secondary sales and the exchange.

** The following items, in total, negatively impacted the increase in diluted earnings per share from continuing operations by 8 percentage points for the year ended December 31, 2006 compared with 2005:

2006

- $0.07 per share of expense primarily related to: losses incurred on the transfers of the Company's ownership interest in certain markets to developmental licensees; a limited number of restaurant closings in the U.K. in conjunction with an overall restaurant portfolio review; and costs to buy out certain litigating franchisees in Brazil; and

- $0.01 per share of net incremental tax expense, primarily related to the one-time impact from a tax law change in Canada.

2005

- $0.05 per share tax benefit due to a favorable audit settlement of the Company's 2000-2002 U.S. tax returns, partly offset by incremental tax expense related to the Company's decision to repatriate certain foreign earnings under the Homeland Investment Act; and

- $0.01 per share of income primarily related to the transfer of the Company's ownership interest in Turkey to a developmental licensee and a favorable adjustment of certain restructuring liabilities, partly offset by asset impairment charges primarily in South Korea.

THE FOLLOWING DEFINITIONS APPLY TO THESE TERMS AS USED THROUGHOUT THIS RELEASE

Comparable sales represent sales at all McDonald's restaurants, including those operated by the Company, franchisees and affiliates, in operation at least thirteen months including those temporarily closed, excluding the impact of currency translation. Some of the reasons restaurants may be closed include road construction, reimaging or remodeling, and natural disasters. Management reviews the increase or decrease in comparable sales compared with the same period in the prior year to assess business trends.

Information in constant currency is calculated by translating current year results at prior year average exchange rates.

RELATED COMMUNICATIONS

McDonald's Corporation will broadcast its investor conference call live over the Internet at 10:30 a.m. Central Time on January 24, 2007. A link to the live webcast will be available at www.investor.mcdonalds.com and an archived replay of this webcast will be available for a limited time.

See Exhibit 99.2 in the Company's Form 8-K filing for supplemental information related to the Company's results for the quarter and years ended December 31, 2006.

The Company plans to release January 2007 sales information on February 8, 2007.

FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports.

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME

Dollars and shares in millions, except per share data			Inc / (Dec)	
Quarters ended December 31,	2006	2005	$	%
Revenues				
Sales by Company-operated restaurants	$4,194.3	$3,767.7	426.6	11
Revenues from franchised and affiliated restaurants	1,439.6	1,293.5	146.1	11
TOTAL REVENUES	5,633.9	5,061.2	572.7	11
Operating costs and expenses				
Company-operated restaurant expenses	3,512.6	3,203.4	309.2	10
Franchised restaurants–occupancy expenses	275.4	254.5	20.9	8
Selling, general & administrative expenses	661.2	600.3	60.9	10
Impairment and other charges, net	8.7	22.0	(13.3)	(60)
Other operating expense, net	51.4	53.4	(2.0)	(4)
Total operating costs and expenses	4,509.3	4,133.6	375.7	9
OPERATING INCOME	1,124.6	927.6	197.0	21
Interest expense	99.0	91.4	7.6	8
Nonoperating income, net	(31.2)	(7.0)	24.2	n/m
Income from continuing operations before provision for income taxes	1,056.8	843.2	213.6	25
Provision for income taxes	295.6	238.4	57.2	24
Income from continuing operations	761.2	604.8	156.4	26
Income from discontinued operations (net of taxes of $1.1 and $3.4), including tax-free gain on Chipotle disposition of $479.6	480.3	3.7	476.6	n/m
NET INCOME	$1,241.5	$ 608.5	633.0	n/m
Earnings per share-diluted				
Continuing operations	$ 0.61	$ 0.47	0.14	30
Discontinued operations, including tax-free gain on Chipotle disposition of $0.39	0.39	—	0.39	n/m
EARNINGS PER SHARE-DILUTED	$ 1.00	$ 0.48	0.52	n/m
Weighted average shares outstanding-diluted	1,238.3	1,275.7	(37.4)	(3)

n/m Not meaningful

#

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME

Dollars and shares in millions, except per share data			Inc / (Dec)	
Years ended December 31,	2006	2005	$	%
Revenues				
Sales by Company-operated restaurants	$16,082.7	$14,726.6	1,356.1	9
Revenues from franchised and affiliated restaurants	5,503.7	5,105.9	397.8	8
TOTAL REVENUES	21,586.4	19,832.5	1,753.9	9
Operating costs and expenses				
Company-operated restaurant expenses	13,541.7	12,574.5	967.2	8
Franchised restaurants–occupancy expenses	1,060.4	1,021.5	38.9	4
Selling, general & administrative expenses	2,337.9	2,167.1	170.8	8
Impairment and other charges (credits), net	134.2	(28.4)	162.6	n/m
Other operating expense, net	67.1	105.3	(38.2)	(36)
Total operating costs and expenses	17,141.3	15,840.0	1,301.3	8
OPERATING INCOME	4,445.1	3,992.5	452.6	11
Interest expense	402.0	356.1	45.9	13
Nonoperating income, net	(123.3)	(38.0)	85.3	n/m
Income from continuing operations before provision for income taxes	4,166.4	3,674.4	492.0	13
Provision for income taxes	1,293.4	1,088.0	205.4	19
Income from continuing operations	2,873.0	2,586.4	286.6	11
Income from discontinued operations (net of taxes of $96.8 and $11.4), including gain on Chipotle disposition of $653.0	671.2	15.8	655.4	n/m
NET INCOME	$ 3,544.2	$ 2,602.2	942.0	36
Earnings per share-diluted				
Continuing operations	$ 2.30	$ 2.03	0.27	13
Discontinued operations, including gain on Chipotle disposition of $0.52	0.53	0.01	0.52	n/m
EARNINGS PER SHARE-DILUTED	$ 2.83	$ 2.04	0.79	39
Weighted average shares outstanding-diluted	1,251.7	1,274.2	(22.5)	(2)

n/m Not meaningful

# # #

Exhibit 99.2

McDonald's Corporation
Supplemental Information
Quarter and Year Ended December 31, 2006

SUPPLEMENTAL INFORMATION

The purpose of this exhibit is to provide additional information related to McDonald's Corporation's results for the fourth quarter and year ended December 31, 2006. This exhibit should be read in conjunction with Exhibit 99.1.

Impact of Foreign Currency Translation on Reported Results

Management reviews and analyzes business results excluding the effect of foreign currency translation and bases certain incentive compensation plans on these results because it believes they better represent the Company's underlying business trends. Results excluding the effect of foreign currency translation (also referred to as constant currency) are calculated by translating current year results at prior year average exchange rates.

IMPACT OF FOREIGN CURRENCY TRANSLATION ON REPORTED RESULTS
Dollars in millions, except per share data

	Reported Amount		Currency Translation Benefit / (Loss)
Quarters ended December 31,	**2006**	**2005**	**2006**
Revenues	$5,633.9	$5,061.2	$ 200.0
Combined operating margins*	1,824.2	1,583.4	56.9
Selling, general & administrative expenses	661.2	600.3	(15.4)
Operating income	1,124.6	927.6	36.9
Income from continuing operations	761.2	604.8	21.7
Net income	1,241.5	608.5	21.7
Earnings per share from continuing operations – diluted	0.61	0.47	0.01
Earnings per share – diluted	1.00	0.48	0.01

* Reflects both franchised and Company-operated margin dollars and excludes non-McDonald's brands

Foreign currency translation had a positive impact on consolidated revenues, operating income, net income and earnings per share for the quarter, primarily driven by the stronger Euro and British Pound.

	Reported Amount		Currency Translation Benefit / (Loss)
Years ended December 31,	**2006**	**2005**	**2006**
Revenues	$21,586.4	$19,832.5	$ 271.5
Combined operating margins*	6,932.0	6,177.3	58.1
Selling, general & administrative expenses	2,337.9	2,167.1	(18.7)
Operating income	4,445.1	3,992.5	28.5
Income from continuing operations	2,873.0	2,586.4	17.9
Net income	3,544.2	2,602.2	17.9
Earnings per share from continuing operations – diluted	2.30	2.03	0.02
Earnings per share – diluted	2.83	2.04	0.01

* Reflects both franchised and Company-operated margin dollars and excludes non-McDonald's brands

Foreign currency translation had a positive impact on consolidated revenues, operating income, net income and earnings per share for the full year primarily due to the stronger Euro, Canadian Dollar and British Pound. Consolidated revenues were also positively impacted by the stronger Brazilian Real.

Net Income and Diluted Earnings per Share

For the fourth quarter 2006, net income was $1.2 billion and diluted earnings per share were $1.00. For the fourth quarter 2005, net income and diluted earnings per share were $608.5 million and $0.48 per share. During 2006, the Company disposed of its entire investment in Chipotle Mexican Grill (Chipotle) via public stock offerings and an October tax-free exchange for McDonald's common stock. As a result of this complete disposition, Chipotle's results of operations and exchange gain are reflected as income from discontinued operations of $480.3 million, or $0.39 per share, for the fourth quarter 2006. Income from continuing operations was $761.2 million or $0.61 per share, representing increases of 26% and 30%, respectively, compared with $604.8 million or $0.47 per share for the fourth quarter 2005.

For the full year 2006, net income and diluted earnings per share were $3.5 billion and $2.83. These results included $671.2 million of income, or $0.53 per share, related to discontinued operations. Income from continuing operations was $2.9 billion or $2.30 per share, which included impairment and other charges of $98.4 million after tax ($0.07 per share), as well as net incremental tax expense of $0.01 per share primarily related to a one-time impact from a tax law change in Canada.

For the full year 2005, net income and diluted earnings per share were $2.6 billion and $2.04. Income from discontinued operations was $15.8 million or $0.01 per share, while income from continuing operations was $2.6 billion or $2.03 per share. The 2005 results included a net tax benefit of $72.5 million or $0.05 per share, comprised of $0.14 per share of tax benefit due to a favorable audit settlement of the Company's 2000-2002 U.S. tax returns and $0.09 per share of incremental tax expense resulting from the decision to repatriate certain foreign earnings under the Homeland Investment Act (HIA). In addition, 2005 included impairment and other charges (credits), net of $12.4 million of income after tax or $0.01 per share.

During the full year 2006, the Company acquired 98.4 million shares, or $3.7 billion through both share repurchases and shares accepted in connection with the Chipotle exchange, driving a reduction of about 5% of total shares outstanding compared with 2005. Diluted weighted average shares outstanding for the fourth quarter and full year 2006 decreased primarily due to stock acquisitions exceeding stock option exercises in 2005 and 2006.

2

Revenues

Revenues consist of sales by Company-operated restaurants and fees from restaurants operated by franchisees and affiliates. These fees primarily include rent, service fees and/or royalties that are based on a percent of sales, with specified minimum rent payments.

REVENUES
Dollars in millions

Quarters ended December 31,	2006	2005	% Inc / (Dec)	% Inc / (Dec) Excluding Currency Translation
Company-operated sales				
U.S.	$1,136.6	$1,054.9	8	8
Europe	1,538.4	1,361.9	13	4
APMEA*	680.0	598.1	14	10
Latin America	435.2	360.5	21	19
Canada	218.8	202.9	8	5
Corporate & Other**	185.3	189.4	(2)	(2)
Total	$4,194.3	$3,767.7	11	7
Franchised and affiliated revenues				
U.S.	$ 781.3	$ 734.5	6	6
Europe	472.7	391.7	21	11
APMEA*	101.2	92.4	10	8
Latin America	30.6	25.3	21	20
Canada	50.5	47.2	7	4
Corporate & Other**	3.3	2.4	38	38
Total	$1,439.6	$1,293.5	11	8
Total revenues				
U.S.	$1,917.9	$1,789.4	7	7
Europe	2,011.1	1,753.6	15	5
APMEA*	781.2	690.5	13	10
Latin America	465.8	385.8	21	19
Canada	269.3	250.1	8	5
Corporate & Other**	188.6	191.8	(2)	(2)
Total	$5,633.9	$5,061.2	11	7

REVENUES
Dollars in millions

Years ended December 31,	2006	2005	% Inc / (Dec)	% Inc / (Dec) Excluding Currency Translation
Company-operated sales				
U.S.	$ 4,410.0	$ 4,098.3	8	8
Europe	5,884.5	5,464.9	8	6
APMEA*	2,674.0	2,453.5	9	8
Latin America	1,552.4	1,236.6	26	21
Canada	881.5	764.6	15	8
Corporate & Other**	680.3	708.7	(4)	(4)
Total	$16,082.7	$14,726.6	9	8
Franchised and affiliated revenues				
U.S.	$ 3,054.1	$ 2,856.8	7	7
Europe	1,753.2	1,606.9	9	8
APMEA*	379.5	362.3	5	7
Latin America	106.8	90.2	18	16
Canada	199.2	183.2	9	2
Corporate & Other**	10.9	6.5	68	68
Total	$ 5,503.7	$ 5,105.9	8	7
Total revenues				
U.S.	$ 7,464.1	$ 6,955.1	7	7
Europe	7,637.7	7,071.8	8	6
APMEA*	3,053.5	2,815.8	8	8
Latin America	1,659.2	1,326.8	25	20
Canada	1,080.7	947.8	14	7
Corporate & Other**	691.2	715.2	(3)	(3)
Total	$21,586.4	$19,832.5	9	7

*   APMEA represents Asia/Pacific, Middle East and Africa

**   Corporate & Other represents Corporate activities and non-McDonald's brands

- **Consolidated:** Revenues increased 11% (7% in constant currencies) for the quarter and 9% (7% in constant currencies) for the year, primarily due to positive global comparable sales.

- **U.S.:** The increase in revenues for the quarter and year was primarily driven by our signature breakfast line-up featuring Premium Roast Coffee, the Snack Wrap and a wide variety of premium chicken options, as well as continued focus on everyday value.

- **Europe:** The constant currency increase in revenues for the quarter and year was primarily due to strong comparable sales in France, Germany and Russia (which is entirely Company-operated). Both periods also benefited from positive comparable sales in the U.K., which were offset by the impact of the market's Company-operated restaurant closings and sales to franchisees and affiliates throughout the year.

- **APMEA:** The constant currency increase in revenues for the quarter and year was primarily driven by the consolidation of Malaysia for financial reporting purposes, due to an increase in the Company's ownership during the first quarter 2006, expansion and positive comparable sales in China, as well as positive comparable sales in most other markets. For the year, the increase was partly offset by the 2005 conversion of the Philippines and Turkey (about 325 restaurants) to developmental license structures under which the Company receives a royalty based on a percent of sales.

Comparable sales are a key performance indicator used within the retail industry and are reviewed by management to assess business trends for McDonald's restaurants. Increases or decreases in comparable sales represent the percent change in constant currency sales from the same period in the prior year for all McDonald's restaurants, including those operated by the Company, franchisees and affiliates, in operation at least thirteen months, including those temporarily closed.

COMPARABLE SALES – McDONALD'S RESTAURANTS*

| | % Increase | | | |
| | Quarters Ended December 31, | | Years Ended December 31, | |
	2006	2005	2006	2005
U.S.	5.9	4.1	5.2	4.4
Europe	7.3	2.8	5.8	2.6
APMEA	4.6	5.8	5.5	4.0
Latin America	14.5	9.5	14.6	11.6
Canada	3.0	4.5	4.7	0.3
McDonald's Restaurants	6.3	4.2	5.7	3.9

* Excludes non-McDonald's brands

The following tables present Systemwide sales growth rates along with franchised and affiliated sales for the quarter and year. Systemwide sales include sales at all restaurants, whether operated by the Company, by franchisees or by affiliates. While sales by franchisees and affiliates are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised and affiliated revenues and are indicative of the financial health of the franchisee base.

SYSTEMWIDE SALES

| | Quarter Ended December 31, 2006 | | Year Ended December 31, 2006 | |
	% Inc / (Dec)	% Inc / (Dec) Excluding Currency Translation	% Inc / (Dec)	% Inc / (Dec) Excluding Currency Translation
U.S.	7	7	6	6
Europe	18	8	8	7
APMEA	8	7	5	8
Latin America	19	17	21	16
Canada	7	4	12	5
Corporate & Other	(2)	(2)	(4)	(4)
Total Systemwide sales	10	7	7	7

FRANCHISED AND AFFILIATED SALES
Dollars in millions

Quarters ended December 31,	2006	2005	% Inc	% Inc Excluding Currency Translation
U.S.	$ 5,839.6	$5,494.2	6	6
Europe	2,699.3	2,233.2	21	11
APMEA*	1,629.5	1,532.8	6	5
Latin America	202.6	177.7	14	13
Canada	376.4	355.1	6	3
Total franchised and affiliated sales**	$10,747.4	$9,793.0	10	7

* Included $750.7 million and $738.5 million in 2006 and 2005, respectively, of unconsolidated affiliated sales, primarily in Japan.

** Included $1,400.9 million and $1,306.5 million in 2006 and 2005, respectively, of unconsolidated affiliated sales, primarily in Japan and the U.S.

Years ended December 31,	2006	2005	% Inc	% Inc Excluding Currency Translation
U.S.	$22,734.2	$21,544.6	6	6
Europe	10,073.5	9,243.6	9	8
APMEA*	6,335.5	6,105.9	4	8
Latin America	736.3	660.5	11	8
Canada	1,500.8	1,358.0	11	3
Total franchised and affiliated sales**	$41,380.3	$38,912.6	6	6

* Included $2,995.2 million and $2,967.1 million in 2006 and 2005, respectively, of unconsolidated affiliated sales, primarily in Japan.

** Included $5,421.4 million and $5,190.2 million in 2006 and 2005, respectively, of unconsolidated affiliated sales, primarily in Japan and the U.S.

Operating Margins

FRANCHISED AND COMPANY-OPERATED RESTAURANT MARGINS – McDONALD'S RESTAURANTS
Dollars in millions

Quarters ended December 31,	Percent 2006	Percent 2005	Amount 2006	Amount 2005	% Inc	% Inc Excluding Currency Translation
Franchised						
U.S.	82.5	81.7	$ 645.0	$ 599.8	8	8
Europe	77.4	77.1	366.0	302.1	21	11
APMEA	88.0	87.4	88.9	80.8	10	8
Latin America	73.2	70.6	22.4	17.9	25	24
Canada	77.1	76.4	38.9	36.1	8	5
Total	80.8	80.3	$1,161.2	$1,036.7	12	9
Company-operated						
U.S.	19.4	19.1	$ 220.5	$ 201.7	9	9
Europe	16.8	15.7	258.2	214.2	21	11
APMEA	12.8	9.9	87.0	59.0	47	44
Latin America	14.9	11.9	64.8	43.0	51	48
Canada	14.9	14.2	32.5	28.8	13	9
Total	16.5	15.3	$ 663.0	$ 546.7	21	17

Years ended December 31,	Percent 2006	Percent 2005	Amount 2006	Amount 2005	% Inc	% Inc Excluding Currency Translation
Franchised						
U.S.	82.3	81.4	$2,513.5	$2,326.0	8	8
Europe	77.4	76.9	1,356.7	1,235.4	10	8
APMEA	87.8	86.7	333.1	314.1	6	9
Latin America	72.0	68.5	76.9	61.8	24	22
Canada	77.6	76.8	154.5	140.7	10	3
Total	80.7	80.0	$4,434.7	$4,078.0	9	8
Company-operated						
U.S.	19.1	18.8	$ 843.0	$ 768.5	10	10
Europe	16.3	14.9	960.1	816.8	18	15
APMEA	12.8	10.9	341.3	266.7	28	28
Latin America	13.7	11.4	212.3	140.8	51	47
Canada	15.9	13.9	140.6	106.5	32	23
Total	16.2	15.0	$2,497.3	$2,099.3	19	17

- *Franchised:* Franchised margin dollars increased $124.5 million or 12% (9% in constant currencies) for the quarter and $356.7 million or 9% (8% in constant currencies) for the year. The U.S. and Europe segments accounted for more than 85% of the franchised margin dollars in both periods.

  - *U.S.:* Increases in the U.S. franchised margin percent for the quarter and year were primarily driven by strong comparable sales.

  - *Europe:* Europe's franchised margin percent for the quarter and year improved due to positive comparable sales, partly offset by higher rent expense in several markets.

- *Company-operated:* Company-operated margin dollars increased $116.3 million or 21% (17% in constant currencies) for the quarter and $398.0 million or 19% (17% in constant currencies) for the year. The U.S. and Europe segments accounted for more than 70% of the Company-operated margin dollars in both periods.

  - *U.S.:* The Company-operated margin percent increased for the quarter and year due to positive comparable sales, partly offset by higher labor costs primarily due to a higher average hourly rate, and higher commodity costs, including paper. In addition, the 2006 margin percent comparisons were negatively impacted by an adjustment recorded in the fourth quarter 2005 to reduce certain performance-based compensation. For the year, the margin percent increase was also negatively impacted by higher utilities.

- *Europe:* The Company-operated margin percent increased for the quarter and year primarily due to strong comparable sales, partly offset by higher labor costs throughout Europe. In addition, initiatives in the U.K. such as the closing of certain underperforming restaurants in the first quarter and the sale of Company-operated restaurants to franchisees and affiliates throughout the year, contributed to the increases.
- *APMEA:* The Company-operated margin percent for the quarter and year reflected improving results in China and many other markets.

The following table presents margin components as a percent of sales.

COMPANY-OPERATED RESTAURANT EXPENSES AND MARGINS AS A PERCENT OF SALES – McDONALD'S RESTAURANTS

	Quarters Ended December 31,		Years Ended December 31,	
	2006	**2005**	**2006**	**2005**
Food & paper	33.1	33.7	33.2	34.0
Payroll & employee benefits	25.8	25.9	25.9	26.1
Occupancy & other operating expenses	24.6	25.1	24.7	24.9
Total expenses	83.5	84.7	83.8	85.0
Company-operated margins	16.5	15.3	16.2	15.0

Selling, General & Administrative Expenses

SELLING, GENERAL & ADMINISTRATIVE EXPENSES
Dollars in millions

Years ended December 31,	2006	2005	% Inc	% Inc Excl Currency Trans
U.S.	$ 726.8	$ 697.3	4	4
Europe	610.5	555.9	10	8
APMEA	237.6	217.8	9	9
Latin America	159.5	137.6	16	12
Canada	93.9	75.0	25	17
Corporate & Other	509.6	483.5	5	5
Total selling, general & administrative expenses	$2,337.9	$2,167.1	8	7

- Selling, general & administrative expenses increased 10% for the quarter (8% in constant currencies) and 8% for the year (7% in constant currencies) due to higher employee-related costs, including performance-based compensation expense. Selling, general & administrative expenses as a percent of revenues were 10.8% for the year ended 2006 compared with 10.9% in 2005 and as a percent of Systemwide sales were relatively flat for the year ended 2006 compared with 2005.

8

Impairment and Other Charges (Credits), Net

IMPAIRMENT AND OTHER CHARGES (CREDITS), NET
Dollars in millions

Quarters ended December 31,	2006	2005
U.S.	$ —	$ —
Europe	12.6	4.1
APMEA	2.2	16.3
Latin America	0.4	2.4
Canada	—	—
Corporate & Other	(6.5)	(0.8)
Total impairment and other charges (credits), net	$ 8.7	$22.0

Years ended December 31,	2006	2005
U.S.	$ —	$ —
Europe	61.9	4.1
APMEA	48.2	(9.1)
Latin America	30.6	2.4
Canada	—	—
Corporate & Other	(6.5)	(25.8)
Total impairment and other charges (credits), net	$134.2	$(28.4)

- In the fourth quarter 2006, the Company recorded $8.7 million of expense primarily related to the decision to dispose of a supply chain operation in Russia. In the fourth quarter 2005, the Company recorded $22.0 million of expense, including asset impairment charges of $22.8 million, primarily in South Korea.

- For the full year 2006, the Company recorded $134.2 million of expense primarily related to the following items: losses incurred on the transfers of the Company's ownership interest in certain markets to developmental licensees ($35.8 million); the closing of 25 restaurants in the U.K. in conjunction with an overall restaurant portfolio review ($35.3 million); costs to buy out certain litigating franchisees in Brazil ($29.3 million); asset write-offs and other charges in APMEA ($17.5 million); and a loss related to the decision to dispose of a supply chain operation in Russia ($13.1 million).

  For the full year 2005, the Company recorded $28.4 million of income. In addition to the fourth quarter 2005 charges previously mentioned, the full year included $50.4 million of income primarily due to the transfer of the Company's ownership interest in Turkey to a developmental licensee and a favorable adjustment to certain liabilities established in prior years due to lower than originally anticipated employee-related and lease termination costs.

Other Operating Expense, Net

OTHER OPERATING (INCOME) EXPENSE, NET
Dollars in millions

	Quarters Ended December 31,		Years Ended December 31,	
	2006	2005	2006	2005
Gains on sales of restaurant businesses	$(14.5)	$(11.5)	$ (38.3)	$ (44.7)
Equity in earnings of unconsolidated affiliates	(17.6)	(10.3)	(76.8)	(52.8)
Asset dispositions and other expense	83.5	75.2	182.2	202.8
Total	$ 51.4	$ 53.4	$ 67.1	$105.3

- Equity in earnings of unconsolidated affiliates increased in both periods of 2006, partly due to improved results from our Japanese affiliate.

- Asset dispositions and other expense for the fourth quarter 2006 increased due to higher losses on restaurant closings and property disposals as well as provisions for certain contingencies, partly offset by a gain of $25.8 million related to the sale of an office building in Russia. Results for the year ended 2005 reflected a $24.1 million charge related to a supply chain arrangement in Europe.

Operating Income

OPERATING INCOME
Dollars in millions

Quarters ended December 31,	2006	2005	% Inc	% Inc Excluding Currency Translation
U.S.	$ 649.1	$ 601.5	8	8
Europe	425.8	358.3	19	10
APMEA	91.3	61.9	47	44
Latin America	29.2	8.6	n/m	n/m
Canada	44.2	33.6	32	28
Corporate & Other	(115.0)	(136.3)	16	16
Total operating income	$1,124.6	$ 927.6	21	17

Years ended December 31,	2006	2005	% Inc / (Dec)	% Inc / (Dec) Excluding Currency Translation
U.S.	$2,657.0	$2,421.6	10	10
Europe	1,610.2	1,449.3	11	9
APMEA	364.4	345.1	6	9
Latin America	54.6	29.6	84	104
Canada	197.6	155.5	27	19
Corporate & Other	(438.7)	(408.6)	(7)	(7)
Total operating income	$4,445.1	$3,992.5	11	11

n/m Not meaningful

- *U.S.:* Results increased for the quarter and full year 2006 primarily due to higher combined operating margin dollars.

- *Europe:* Operating results for the quarter and year reflected strong performance in France and a gain on the sale of an office building in Russia, partly offset by impairment and other charges. In addition, losses on fourth quarter 2006 restaurant closings negatively impacted the quarter. For the full year, operating results in the U.K. and Germany contributed to the increase in operating income. Results for the full year 2005 included a supply chain charge of $24.1 million.

- *APMEA:* Operating results for both periods of 2006 were driven by strong performance in Australia as well as improved results in China and Japan. For the quarter, the decrease in impairment and other charges (credits) benefited the growth rate, while the increase in impairment and other charges (credits) negatively impacted the growth rate for the year.

- *Latin America:* Results for the quarter and full year 2006 reflected continued strong sales performance across most markets. The full year 2006 included $30.6 million of impairment and other charges, primarily due to the buy out of certain litigating franchisees in Brazil.

- *Corporate & Other:* Results for the quarter and full year 2006 reflected higher performance-based compensation. In addition, the full year 2006 included costs related to our biennial worldwide operator convention. Results for the full year 2006 and 2005 included favorable adjustments to certain liabilities established in prior years of $6.5 million and $18.7 million, respectively.

Interest Expense

- For the fourth quarter 2006, interest expense increased primarily due to higher average interest rates and stronger foreign currencies. For the full year 2006, interest expense increased primarily due to higher average debt levels as a result of activity related to HIA in late 2005 and higher average interest rates. In fourth quarter 2005, the Company repatriated approximately $3 billion of certain foreign historical earnings under HIA. The repatriation was funded through local borrowings in certain markets.

Nonoperating Income, Net

NONOPERATING (INCOME) EXPENSE, NET
Dollars in millions

	Quarters Ended December 31,		Years Ended December 31,	
	2006	2005	2006	2005
Interest income	$(42.5)	$(27.0)	$(151.8)	$(73.3)
Translation (gain) / loss	0.9	(3.2)	(0.6)	6.9
Other expense	10.4	23.2	29.1	28.4
Total	$(31.2)	$ (7.0)	$(123.3)	$(38.0)

- Interest income increased for both periods primarily due to higher cash levels.

Income Taxes

- The effective income tax rate was 28.0% for fourth quarter 2006 compared with 28.3% for fourth quarter 2005.

- The effective income tax rate was 31.0% for the full year 2006 compared with 29.6% for the full year 2005. The 2006 tax rate was negatively impacted by a tax law change in Canada. The 2005 tax rate included a benefit of $178.8 million due to a favorable audit settlement of the Company's 2000-2002 U.S. tax returns, partly offset by approximately $106.3 million of expense related to the Company's decision to take advantage of the one-time opportunity provided under HIA. The net of both items benefited the 2005 tax rate by about 2 percentage points.

Discontinued Operations

- In first quarter 2006, Chipotle Mexican Grill completed an IPO of 6.1 million shares resulting in net proceeds of $120.9 million to Chipotle and a tax-free gain to McDonald's of $32.0 million to reflect an increase in the carrying value of the Company's investment as a result of Chipotle selling shares in the public offering. Concurrent with the IPO, McDonald's sold 3.0 million Chipotle shares, resulting in net proceeds to the Company of $61.4 million and an additional gain of $13.6 million after tax.

- In second quarter 2006, McDonald's sold an additional 4.5 million Chipotle shares, resulting in net proceeds to the Company of $267.7 million and a gain of $127.8 million after tax, while still retaining majority ownership.

- In October 2006, the Company completely separated from Chipotle through a tax-free exchange of its remaining Chipotle shares for McDonald's common stock. McDonald's accepted 18.6 million shares of McDonald's common stock in exchange for the 16.5 million shares of Chipotle class B common stock held by McDonald's and recorded a tax-free gain of $479.6 million in the fourth quarter. As a result of the complete disposition of Chipotle, the Company has reflected Chipotle's results of operations through the date of the exchange and transaction gains as discontinued operations for all periods presented.

11

Outlook

While the Company does not provide specific guidance on earnings per share, the following information is provided to assist in forecasting the Company's future results.

- Changes in Systemwide sales are driven by comparable sales and net restaurant unit expansion. The Company expects net restaurant additions to add about 1 percentage point to 2007 Systemwide sales growth (in constant currencies), most of which will be due to the 359 net traditional McDonald's restaurants added during 2006. In 2007, the Company expects to open about 800 McDonald's restaurants (700 traditional and 100 satellites). We expect net openings of about 400 (450 net traditional openings and 50 net satellite closings).

- The Company does not provide specific guidance on changes in comparable sales. However, as a perspective, assuming no change in cost structure, a 1 percentage point increase in U.S. comparable sales would increase annual earnings per share by about 2.5 cents. Similarly, an increase of 1 percentage point in Europe's comparable sales would increase annual earnings per share by about 2 cents.

- The primary food commodities impacting McDonald's business are beef and chicken. In 2007, U.S. beef costs are expected to be down slightly, while we expect U.S. chicken costs to rise. In Europe, both beef and chicken costs are expected to increase slightly in 2007.

- The Company expects full-year 2007 selling, general & administrative expenses to decline modestly as a percent of revenues and Systemwide sales compared with 2006.

- A significant part of the Company's operating income is generated outside the U.S., and about 80% of its total debt is denominated in foreign currencies. Accordingly, earnings are affected by changes in foreign currency exchange rates, particularly the Euro and the British Pound. If the Euro and the British Pound both move 10% in the same direction compared with 2006, the Company's annual earnings per share would change about 7 cents to 8 cents.

- In 2007, based on current business performance and plans, the Company expects to maintain its year-end debt level. Based on current interest and foreign currency exchange rates, the Company expects interest expense in 2007 to remain relatively flat compared with 2006, while it expects interest income to decrease at least 40% to 50% due to lower cash balances.

- The Company expects the effective income tax rate for the full year 2007 to be approximately 31% to 33%, although some volatility may be experienced between the quarters in the normal course of business.

- The Company expects capital expenditures for 2007 to be approximately $1.9 billion. About half of this amount will be reinvested in existing restaurants while the rest will primarily be used to build new restaurants.

- In 2006, the Company returned nearly $5 billion to shareholders. In 2007 and 2008 combined, the Company expects to return at least an additional $5 billion through a combination of share repurchases and dividends paid.

- In 2006, we outlined our intent to transfer ownership of certain restaurants to developmental licensees. Under a developmental license, a local entrepreneur owns the business, including the real estate, and uses his/her capital and local knowledge to build the Brand and optimize sales and profitability over the long term. Under this arrangement, McDonald's collects a royalty, which varies by market, based on a percentage of sales, but does not invest any capital. In 2006, we completed the transfer of four markets (121 restaurants) to developmental licensees and recorded pretax losses totaling $35.8 million related to this strategy.

  The markets we are considering for potential conversion to developmental licenses include approximately 2,300 restaurants and represent about $3.0 billion in combined net investment. As appropriate, we may license some of these markets as a group to a single developmental licensee. If we are able to complete these transactions, we do not anticipate recovering most of the net book value in the form of sales proceeds, and therefore, we expect that the loss, in the aggregate, would be significant. The timing and amount of any loss for a particular transaction will depend on individual circumstances.

Restaurant Information
SYSTEMWIDE RESTAURANTS

At December 31,	2006	2005	Inc/(Dec)
U.S*	13,774	13,727	47
Europe			
Germany*	1,276	1,264	12
United Kingdom	1,214	1,253	(39)
France	1,084	1,060	24
Spain	372	354	18
Italy	343	330	13
Other	2,114	2,091	23
Total Europe	6,403	6,352	51
APMEA			
Japan*	3,830	3,802	28
China	784	735	49
Australia	746	739	7
Taiwan	345	347	(2)
South Korea	262	279	(17)
Other	1,855	1,790	65
Total APMEA	7,822	7,692	130
Latin America			
Brazil	540	542	(2)
Mexico	351	329	22
Other	765	746	19
Total Latin America	1,656	1,617	39
Canada*	1,391	1,378	13
Corporate & Other	621	631	(10)
Systemwide restaurants	31,667	31,397	270
Countries	118	118	—

* At December 31, 2006 reflected the following satellites: U.S. 1,254; Germany 133; Japan 1,617; Canada 411. At December 31, 2005: U.S. 1,268; Germany 117; Japan 1,705; Canada 395.

SYSTEMWIDE RESTAURANTS BY TYPE

At December 31,	2006	2005	Inc/(Dec)
U.S.			
Operated by franchisees	11,007	10,924	83
Operated by the Company	2,104	2,097	7
Operated by affiliates	663	706	(43)
	13,774	13,727	47
Europe			
Operated by franchisees	3,756	3,665	91
Operated by the Company	2,253	2,382	(129)
Operated by affiliates	394	305	89
	6,403	6,352	51
APMEA			
Operated by franchisees	2,616	2,473	143
Operated by the Company	2,159	2,073	86
Operated by affiliates	3,047	3,146	(99)
	7,822	7,692	130
Latin America			
Operated by franchisees	477	472	5
Operated by the Company	1,162	1,122	40
Operated by affiliates	17	23	(6)
	1,656	1,617	39
Canada			
Operated by franchisees	829	790	39
Operated by the Company	488	499	(11)
Operated by affiliates	74	89	(15)
	1,391	1,378	13
Corporate & Other			
Operated by franchisees	2	2	—
Operated by the Company	619	629	(10)
	621	631	(10)
Systemwide			
Operated by franchisees	18,687	18,326	361
Operated by the Company	8,785	8,802	(17)
Operated by affiliates	4,195	4,269	(74)
	31,667	31,397	270

Risk Factors and Cautionary Statement Regarding Forward-Looking Statements

This report includes forward-looking statements about our plans and future performance, including those under Outlook. These statements use such words as "may," "will," "expect," "believe" and "plan." They reflect our expectations and speak only as of the date of this report. We do not undertake to update them. Our expectations (or the underlying assumptions) may change or not be realized, and you should not rely unduly on forward-looking statements.

Our business and execution of our strategic plan, the Plan to Win, are subject to risks. By far the most important of these is our ability to remain relevant to our customers and a brand they trust. Meeting customer expectations is complicated by the risks inherent in our operating environment. The informal eating out segment of the restaurant industry, although largely mature in our major markets, is also highly fragmented and competitive. We have the added challenge of the cultural, economic and regulatory differences that exist among the more than 100 countries where we operate. We also face risk in adapting our business model in particular markets. The decision to own restaurants or to operate under franchise, developmental license or joint venture agreements is driven by many factors whose interrelationship is complex and changing. Our plan to reduce our ownership of restaurants may be difficult to achieve for many reasons, and the change in ownership mix may not affect our results as we now expect. Regulatory and similar initiatives around the world have also become more wide-ranging and prescriptive and affect how we operate, as well as our results. In particular, increasing focus on nutritional content and on the production, processing and preparation of food "from field to front counter" presents challenges for our Brand and may adversely affect our results.

These risks can have an impact both in the near- and long-term and are reflected in the following considerations and factors that we believe are most likely to affect our performance.

Our ability to remain a relevant and trusted brand and to increase sales depends largely on how well we execute the Plan to Win.

We developed the Plan to Win to address the key drivers of our business and results—people, products, place, price and promotion. The quality of our execution depends mainly on the following:

- Our ability to anticipate and respond to trends or other factors that affect the informal eating out market and our competitive position in the diverse markets we serve, such as spending patterns, demographic changes, consumer food preferences, publicity about our products or operations that can drive consumer perceptions, as well as our success in planning and executing initiatives to address these trends and factors or other competitive pressures;

- The success of our initiatives to support menu choice, physical activity and nutritional awareness and to address these and other matters of social responsibility in a way that communicates our values effectively and inspires the trust and confidence of our customers;

- Our ability to respond effectively to adverse consumer perceptions about the quick-service segment of the informal eating out market, our products or the reliability of our supply chain and the safety of the food ingredients we use, and our ability to manage the potential impact on McDonald's of food-borne illnesses involving other restaurant or food companies;

- The success of our plans for 2007 and beyond to improve existing products and to roll-out new products and product line extensions, as well as the impact of our competitors' actions, including in response to our product improvements and introductions, and our ability to continue robust product development and manage the complexity of our restaurant operations;

- Our ability to achieve an overall product mix that differentiates the McDonald's experience and balances consumer value with margin expansion, including in markets where cost or pricing pressures may be significant;

- The impact of pricing, marketing and promotional plans on product sales and margins and on our ability to target these efforts effectively to maintain or expand market share;

- The impact of events such as public boycotts, labor strikes and commodity or other supply chain price increases that can adversely affect us directly or adversely affect the vendors, franchisees and others that are also part of the McDonald's System and whose performance has a material impact on our results;

- Our ability to drive improvements in our restaurants, recruit qualified restaurant personnel and motivate employees to achieve sustained high service levels so as to improve consumer perceptions of our ability to meet their expectations for quality food served in clean and friendly environments;

- Whether our ongoing restaurant remodeling and rebuilding initiatives, which vary from year to year by market and type, are targeted at the elements of the restaurant experience that will best accomplish our goals to enhance the relevance of our Brand and achieve an efficient allocation of our capital resources; and

- Our ability to leverage promotional or operating successes in individual markets into other markets in a timely and cost-effective way.

Our results and financial condition are affected by our ownership mix and whether we can achieve a mix that optimizes margins and returns, while meeting our business needs and customer expectations.

Our plans call for a reduction in Company-operated restaurants by re-franchising them or entering into developmental license agreements. Whether and when we can achieve these plans, as well as their success, is uncertain and will be affected by the following:

- Our ability to identify prospective franchisees and licensees with the experience and financial resources to be effective operators of McDonald's restaurants;

- Whether there are regulatory or other constraints that restrict or prevent our ability to implement our plans or increase our costs;

- How quickly we re-franchise or enter into developmental licenses, which we expect will vary by market and could also vary significantly from period to period;

- The nature and amount of contingent liabilities and other exposures we may retain in connection with refranchising through developmental licensing arrangements, such as indemnification obligations;

- The potential risks to our Brand if a franchisee or licensee fails to perform or projects a brand image inconsistent with our values, even where we retain substantial rights to remedy such a default, which will likely be more significant where an arrangement places multiple markets or a large number of restaurants under the control of a single franchisee or licensee;

- Whether the period during which we plan to make these changes will be sufficient to achieve them; and

- Changes in the operating or legal environment and other circumstances that cause us to delay or revise our plans to alter our ownership mix.

Our results and financial condition are affected by global and local market conditions, which can adversely affect our sales, margins and net income.

Our results of operations are substantially affected not only by global economic conditions, but also by local operating and economic conditions, which can vary substantially by market. Unfavorable conditions can depress sales in a given market and may prompt promotional or other actions that adversely affect our margins, constrain our operating flexibility or result in charges, restaurant closings or sales of Company-operated restaurants. Whether we can manage this risk effectively depends mainly on the following:

- Our ability to manage fluctuations in commodity prices, interest and foreign exchange rates and the effects of local governmental initiatives to manage national economic conditions such as consumer spending and inflation rates;

- The impact on our margins of labor costs given our labor-intensive business model and the trend toward higher wages in both mature and developing markets;

- Whether we are able to identify and develop restaurant sites, either directly or through licensees or partners, consistent with our plans for net growth of Systemwide restaurants from year to year, and whether new sites are as profitable as expected;

- The effects of governmental initiatives to manage economic conditions such as consumer spending or wage and inflation rates;

- Whether the recent improvements in operating results in markets such as the U.K. and Japan will be sustained and whether we can develop effective initiatives in other underperforming markets that may be experiencing challenges such as low consumer confidence levels, slow economic growth or a highly competitive operating environment;

- The nature and timing of decisions about underperforming markets or assets, including decisions that result in significant impairment charges that reduce our earnings, such as those that may occur as we change our ownership mix as described above; and

- The success of our strategy in China, where we are planning significant growth, including our ability to identify and secure appropriate real estate sites and to manage the costs and profitability of our growth in light of competitive pressures and other operating conditions that may limit pricing flexibility.

Increasing regulatory complexity will continue to affect our operations and results in material ways.

Our legal and regulatory environment worldwide exposes us to complex compliance, litigation and similar risks that affect our operations and results in material ways. In many of our markets, including the United States and Europe, we are subject to increasing regulation, which has significantly increased our cost of doing business. In developing markets, we face the risks associated with new and untested laws and judicial systems. Among the more important regulatory and litigation risks we face are the following:

- Our ability to manage the cost, compliance and other risks associated with the often conflicting regulations we face, especially in the United States where inconsistent standards imposed by local, state and federal authorities can adversely affect consumer perceptions and increase our exposure to litigation or governmental investigations or proceedings, and the impact of new, potential or changing regulation that affects or restricts elements of our business, particularly those relating to advertising to children, nutritional content or product labeling;

- The impact of nutritional, health and other scientific inquiries and conclusions, which constantly evolve and often have contradictory implications, but nonetheless drive consumer perceptions, litigation and regulation in ways that are material to our business;

- The risks and costs of McDonald's nutritional labeling and other disclosure practices, particularly given differences in practices within the restaurant industry with respect to testing and disclosure, ordinary variations in food preparation among our own restaurants, and reliance on the accuracy and appropriateness of information obtained from third party suppliers;

- The impact of litigation trends, particularly in our major markets, including class actions involving consumers and shareholders, labor and employment matters or landlord liability and the relative level of our defense costs, which vary from period to period depending on the number, nature and procedural status of pending proceedings and the possibility of settlements or judgments;

- Adverse results of pending or future litigation, including litigation challenging the composition of our products or the appropriateness or accuracy of our advertising or other communications;

- Disruptions in our operations or price volatility in a market that can result from government actions, including price controls, limitations on the import or export of commodities we use or government-mandated closure of our or our vendors' operations;

- The risks of operating in markets, such as Brazil and China, in which there are significant uncertainties, including with respect to the application of legal requirements and the enforceability of laws and contractual obligations;

- The risks associated with information security and the use of cashless payments, such as increased investment in technology, the costs of compliance with privacy, consumer protection and other laws, costs resulting from consumer fraud and the impact on our margins as the use of cashless payments increases; and

- The impact of changes in accounting principles or practices (or related legal or regulatory interpretations or our critical accounting estimates), including changes in tax accounting or tax laws (or interpretations thereof), which will depend on their timing, nature and scope.

The trading volatility and price of our common stock may be affected by many factors.

Many factors affect the volatility and price of our common stock. These factors include some over which we have no control, such as general market conditions and governmental actions or reports about economic activity that may have a market-moving impact, regardless of whether the action or activity directly relates to our business. Actions or reports by U.S. authorities are of special import since the United States is our largest segment and our principal trading market. Trading activity in our common stock (whether in the cash or derivative markets) also affects prices and volatility. In addition to reflecting investor expectations about our prospects, trading activity can include significant purchases by shareholders who may seek to affect our business strategies, as well as both sales and purchases resulting from the ordinary course rebalancing of stock indices in which McDonald's may be included, such as the S&P 500 Index and the Dow Jones Industrial Average. Finally, our stock price can be affected not only by operating actions we take, but also by non-operating initiatives, such as our plans to reduce shares outstanding through repurchases or increases in our dividend rate.

Our results can be adversely affected by disruptions or events, such as the impact of severe weather conditions and natural disasters.

Severe weather conditions (such as hurricanes), terrorist activities, health epidemics or pandemics or the prospect of these events (such as the potential spread of avian flu) can have an adverse impact on consumer spending and confidence levels and in turn the McDonald's System and our results and prospects in the affected markets. Our receipt of proceeds under any insurance we maintain for these purposes may be delayed or the proceeds may be insufficient to offset our losses fully.

18